Exhibit 21.1

Subsidiaries of Marin Software Incorporated

Name of Subsidiary	Jurisdiction

Marin Software Limited	England and Wales

Marin Software Pty Limited	Australia

Marin Software Pte. Ltd.	Singapore

Marin Software SARL	France

Marin Software GmbH	Germany

Marin Software K.K.	Japan

Marin Software Limited	Ireland

Marin Software Irish Holding Limited	Ireland